Sezzle Inc.

700 Nicollet Mall

Suite 640

Minneapolis, Minnesota 55402

August 9, 2023

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kate Beukenkamp
Lilyanna Peyser

Re:	Sezzle Inc.

Registration Statement on Form S-1

File No. 333-270755

Ladies and Gentlemen:

Pursuant to Rule 461 (“Rule 461”) of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Sezzle Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 9:00 a.m., Eastern Time, on August 11, 2023, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by Brad Pederson, Esq. from the Company’s counsel, Taft Stettinius & Hollister LLP.

SEZZLE INC.

/s/ Charles Youakim

Chief Executive Officer and Chairman